Exhibit 99.56

The following document is Bellatrix Exploration Ltd.’s amended financial statements for the financial year-ended December 31, 2011, which has been amended and re-filed to make certain non-material clarification changes to the wording with respect to the adoption of International Financial Reporting Standards. Specifically, the following wording has been added to the end of the last sentence of the last paragraph of KPMG LLP’s audit report on the financial statements: “as issued by the International Accounting Standards Board” and such wording has also been added in the first sentence to Note 2(a) of the financial statements.

MANAGEMENT’S REPORT TO SHAREHOLDERS

The management of Bellatrix Exploration Ltd. is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this report.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles generally (“GAAP”) in Canada and include amounts that are based on management’s informed judgments and estimates where necessary.

The Company has established internal accounting control systems which are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the consolidated financial statements together with the other financial information for external purposes in accordance with Canadian GAAP.

The Board of Directors, through its Audit Committee, monitors management’s financial and accounting policies and practices and the preparation of these consolidated financial statements.  The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

The Audit Committee reviews the consolidated financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval.  The external auditors and the Board of Directors also review the Financial Report before it is finalized.  The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services.  The Shareholders have appointed KPMG LLP as the external auditors of the Company, and, in that capacity, they have examined the consolidated financial statements for the years ended December 31, 2011 and 2010.

(signed) “Raymond G. Smith”	(signed) “Edward J. Brown”

Raymond G. Smith, P.Eng.	Edward J. Brown, C.A.
President and CEO	Vice President, Finance and CFO

March 7, 2012

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Bellatrix Exploration Ltd.

We have audited the accompanying consolidated financial statements of Bellatrix Exploration Ltd., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, shareholder’s equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bellatrix Exploration Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “KPMG LLP”

Chartered Accountants
Calgary, Canada

March 7, 2012

BELLATRIX EXPLORATION LTD.

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	As at December 31,	As at December 31,	As at January 1,
($000s)	2011	2010	2010
		(note 23)	(note 23)
ASSETS
Current assets
Accounts receivable (note 22)	$45,322	$39,500	$20,722
Deposits and prepaid expenses	3,626	4,619	4,940
Commodity contract asset (note 22)	2,979	—	3,374
	51,927	44,119	29,036
Exploration and evaluation assets (note 6)	33,089	18,535	20,542
Property, plant and equipment (note 7)	484,301	399,580	346,229
Deferred taxes (note 16)	11,105	14,820	14,602
Total assets	$580,422	$477,054	$410,409

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$62,421	$42,792	$23,345
Current portion of finance lease obligation (note 11)	490	146	—
Commodity contract liability (note 22)	10,667	3,732	—
	73,578	46,670	23,345

Deferred liability- flow-through shares (note 8)	—	3,768	—
Commodity contract liability (note 22)	2,944	—	—
Long-term debt (note 9)	56,701	41,172	27,902
Convertible debentures (note 10)	49,076	47,599	81,684
Finance lease obligation (note 11)	4,627	1,443	—
Decommissioning Liabilities (note 12)	45,091	38,710	39,001
Total liabilities	232,017	179,362	171,932

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 13)	370,048	316,779	257,629
Equity component of convertible debentures (note 10)	4,378	4,378	—
Contributed surplus	33,882	30,489	28,186
Deficit	(59,903)	(53,954)	(47,338)
Total shareholders’ equity	348,405	297,692	238,477
Total liabilities and shareholders’ equity	$580,422	$477,054	$410,409

COMMITMENTS (note 21)

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors

(signed) “Doug Baker”	(signed) “W.C. (Mickey) Dunn”

Doug Baker, FCA	W.C. (Mickey) Dunn
Director, Chairman, Audit Committee	Director, Chairman of the Board

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31,

(expressed in Canadian dollars)

($000s)	2011	2010
		(note 23)
REVENUES
Petroleum and natural gas sales	$200,187	$115,676
Other income	2,131	1,997
Royalties	(34,698)	(22,914)
Total revenues	167,620	94,759

Realized gain on commodity contracts	567	15,388
Unrealized loss on commodity contracts	(6,900)	(7,106)
	161,287	103,041

EXPENSES
Production	50,313	37,964
Transportation	5,715	3,723
General and administrative (note 18)	12,358	9,414
Provision for uncollectible accounts	—	250
Share-based compensation (notes 14)	2,939	1,649
Depletion and depreciation (note 7)	63,384	47,901
Gain on property dispositions (note 7)	(1,730)	(1,425)
Impairment loss (reversal) on property, plant and equipment (note 7)	25,569	(3,238)
Loss on redemption of 7.5% Debentures (note 10)	—	3,514
	158,548	99,752

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	2,739	3,289

Finance expenses (note 17)	7,920	8,465

NET PROFIT(LOSS) BEFORE TAXES	(5,181)	(5,176)

TAXES
Deferred tax expense (recovery) (note 16)	768	(191)

NET LOSS AND COMPREHENSIVE LOSS	(5,949)	(4,985)

Net loss per share
Basic	$(0.06)	$(0.05)
Diluted	$(0.06)	$(0.05)

See accompanying notes to the consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31,

(expressed in Canadian dollars)

($000s)	2011	2010
		(note 23)
SHAREHOLDERS’ CAPITAL (note 13)
Common shares
Balance, beginning of year	316,779	257,629
Issued for cash, net of transaction costs	52,734	62,358
Premium on flow-through shares classified as a deferred liability	—	(3,768)
Issued on exercise of share options	381	434
Contributed surplus transferred on exercised options	154	126
Balance, end of year	370,048	316,779

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (note 10)
Balance, beginning of year	4,378	—
Conversion feature of 4.75% Debentures issued	—	4,378
Balances, end of year	4,378	4,378

CONTRIBUTED SURPLUS (note 14)
Balance, beginning of year	30,489	28,186
Share-based compensation expense	3,632	2,429
Adjustment of share-based compensation expense for forfeitures of unvested share options	(85)	—
Transfer to share capital for exercised options	(154)	(126)
Balance, end of year	33,882	30,489

DEFICIT
Balance, beginning of year	(53,954)	(47,338)
Adjustment for redemption of 7.5% Debentures (note 10)	—	(1,631)
Net loss	(5,949)	(4,985)
Balance, end of year	(59,903)	(53,954)

TOTAL SHAREHOLDERS’ EQUITY	$348,405	$297,692

See accompanying notes to the consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

(expressed in Canadian dollars)

($000s)	2011	2010
		(note 23)
Cash provided by (used in):

CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(5,949)	$(4,985)
Adjustments for:
Depletion and depreciation	63,384	47,901
Finance expenses (note 17)	2,356	2,711
Share-based compensation (note 14)	2,939	1,649
Unrealized loss on commodity contracts	6,900	7,106
Gain on property dispositions	(1,730)	(1,425)
Impairment loss on property, plant and equipment	25,569	(3,238)
Loss on redemption of 7.5% Debentures	—	3,514
Deferred tax expense (recovery) (note 16)	768	(191)
Realization of imputed interest costs on 7.5% Debentures	—	(5,050)
Decommissioning costs incurred (note 12)	(569)	(1,373)
Change in non-cash working capital (note 15)	4,524	(2,347)
	98,192	44,272

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	55,385	65,464
Issue costs on share capital	(3,088)	(3,712)
Issuance of 4.75% Debentures	—	55,000
Issue costs on 4.75% Debentures	—	(2,480)
Redemption of 7.5% Debentures	—	(88,009)
Realization of imputed interest costs on 7.5% Debentures allocated to operating activities	—	5,050
Advances from loans and borrowings	372,141	271,926
Repayment of loans and borrowings	(356,612)	(258,656)
Obligations under finance lease (note 11)	(172)	(11)
	67,654	44,572
Change in non-cash working capital (note 15)	136	493
	67,790	45,065

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(16,839)	(480)
Additions to property, plant and equipment	(162,722)	(106,268)
Proceeds on sale of property, plant and equipment	4,203	14,567
	(175,358)	(92,181)
Change in non-cash working capital (note 15)	9,376	2,844
	(165,982)	(89,337)

Change in cash	—	—

Cash, beginning of year	—	—

Cash, end of year	$—	$—

Cash paid:
Interest	$4,738	$4,675
Taxes	—	—

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(expressed in Canadian dollars)

1.              CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production company.  The Company resulted from a reorganization (the “Reorganization) effective November 1, 2009 pursuant to a plan of arrangement (the “Arrangement”) involving, among others, True Energy Trust (the “Trust” or “True”), Bellatrix Exploration Ltd. and securityholders of the Trust.

The Arrangement involved the exchange, on a one-for-one basis of trust units and exchangeable shares, after accounting for the conversion factor applicable to the exchangeable shares, for common shares of Bellatrix.  All outstanding incentive unit rights to acquire Trust units of True became share options to acquire an equal number of common shares of Bellatrix Exploration Ltd. on the same terms and conditions, including as to exercise price, vesting and expiry dates.

In connection with the Reorganization, the unitholders’ capital was reduced by the deficit of the Trust as of October 31, 2009 and trust units were exchanged for common shares of Bellatrix.

2.              BASIS OF PREPARATION

a.              Statement of compliance

These consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IFRS 1 — “First-time Adoption of IFRS”, as they are part of the period covered by the Company’s first IFRS financial statements for the year ended December 31, 2011.  The consolidated financial statements of the Company were authorized by the Board of Directors on March 7, 2012.

Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Previous GAAP”).  Previous GAAP differs in some areas from IFRS.  The comparative figures from 2010 were restated to reflect these adjustments.  An explanation along with reconciliations of how the transition from Previous GAAP to IFRS has impacted the Company’s equity, earnings and comprehensive income is provided in note 23.

b.              Basis of measurement

The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized in note 3.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.              SIGNIFICANT ACCOUNTING POLICIES

a.              Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary.  Any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiary.  All inter-entity transactions have been eliminated.

b.              Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements and is included with petroleum and natural gas sales.

Processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

c.               Joint Interests

A significant portion of the Company’s exploration and development activities are conducted jointly with others as established by contractual agreements and requiring unanimous consent for strategic financial and operating decisions.  The financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

d.              Property, Plant and Equipment and Exploration and Evaluation Assets

I.                Pre-exploration expenditures

Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

II.           Exploration and evaluation expenditures

Costs incurred once the legal right to explore has been acquired are capitalized as exploration and evaluation assets.  These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs.  These costs are accumulated in cost centres by property and are not subject to depletion until technical feasibility and commercial viability have been determined.

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.      Developing and production costs

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within the Consolidated Statements of Comprehensive Income.

IV.       Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.  Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

V.            Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101.  Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.

Depreciation of office furniture and equipment is provided for on a 20% declining balance basis.  Depreciation methods, useful lives and residual values are reviewed at each reporting date.

e.               Impairment

I.                Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.  All impairment losses are recognized in profit or loss.

II.           Non-financial assets

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).  Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.  Fair value less costs to sell is determined to be the amount for which the asset could be sold in an arm’s length transaction.  Fair value less costs to sell can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs.  Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash generating unit.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and evaluation assets are grouped together with the Company’s CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in property, plant and equipment).

f.                Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the risks have not been incorporated into the estimate of cash flows.  The increase in the provision due to the passage of time is recognized within finance costs.

I.                Decommissioning obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance re-mediation activities.  A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date.  Changes in the present value of the estimated expenditure are reflected as an adjustment to the provision and the relevant asset.  The unwinding of the discount on the decommissioning provision is recognized as a finance cost.  Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.           Environmental Liabilities

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated.  The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations.  The estimates are subject to revision in future periods based on actual costs incurred or new circumstances.  Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

g.              Share-based Payments

I.                Equity-settled transactions

Bellatrix accounts for options issued under the Company’s share option plan to employees, directors, officers, consultants and other service providers by reference to the fair value of the equity instruments granted.  The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus.  The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest.  The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.           Cash-settled transactions

The Company’s Deferred Share Unit Plan (the “Plan”) is accounted for as a cash settled share based payment plan in accordance with IFRS 2 – “Share-based Payments” in which the fair value of the amount payable under the Plan is recognized as an expense with a corresponding increase in liabilities. The liability is re-measured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized in profit or loss.

h.              Income Taxes

Income tax expense is comprised of current and deferred tax.  Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.                Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

II.           Deferred income tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i.                 Financial Instruments

All financial instruments, including all derivatives, are recognized on the balance sheet initially at fair value.  Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method.  Held-for-trading financial assets are measured at fair value with changes in fair value recognized in income.  Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to income when derecognized or impaired.  The Company has the following classifications:

Financial Assets and Liabilities	Category	Subsequent Measurement
Cash and cash equivalents	Held-for-trading	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost
Commodity risk management contracts	Held-for-trading	Fair value through profit or loss
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Deferred liability	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Convertible debentures	Other liabilities	Amortized cost
Finance lease obligation	Other liabilities	Amortized cost

Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery, to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges.  As a result, financial derivatives are classified as fair value through profit or loss and are recorded on the balance sheet at fair value.

The derivative financial instruments are initiated within the guidelines of the Company’s commodity price risk management policy.  This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts.  As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet.  Settlements on these physical sales contracts are recognized in petroleum and natural gas sales.

Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy (note 22).

j.                 Compound Financial Instruments

The Company’s compound financial instruments comprise of its convertible debentures that can be converted to common shares at the option of the holder, and the number of shares to be issued does not vary with changes in fair value.

The liability component of the convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option.  The equity component is recognized initially as the difference between the fair value of the convertible debenture and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method.  The equity component of the convertible debentures is not re-measured subsequent to initial recognition.

k.              Flow-through Shares

Resource expenditures for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  A deferred liability is recognized for the difference between the value ascribed to the flow-through shares issued and the value that would have been received for common shares at the date of issuance of the flow-through shares (the “premium”).  The deferred liability is drawn down as the Company incurs qualifying expenditures.  Any difference between the deferred liability set up for the premium on the flow-through shares and the tax effect on the renounced expenditures is recognized in profit or loss as a deferred tax expense.

l.                 Finance Lease Obligation

Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value.  The asset is amortized in accordance with the Company’s depletion and depreciation policy.  The obligations recorded under finance lease payments are reduced by the lease payments made.

m.          Basic and Diluted per Share Calculations

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period.  The Company uses the treasury share method to determine the dilutive effect of share options.  Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts.  The Company uses the “if-converted” method to determine the dilutive effect of convertible debentures.

n.              Finance Income and Expenses

Finance income is recognized as it accrues in profit or loss, using the effective interest method.  Finance expense comprises interest expense on borrowings, amortization of deferred charges, accretion of the discount rate on provisions, accretion of the liability component of the convertible debentures and impairment losses recognized on financial assets.

o.              Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use.  All other borrowing costs are recognized in profit or loss using the effective interest method.  The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

p.              Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

4.              CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make judgment, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized below.

I.                Derivatives

The fair value of commodity contracts is estimated, whenever possible, based on published market prices, and if not available, on estimates from third party brokers, as at the balance sheet date and may differ from what will eventually be realized.

II.           Oil and gas reserves

Reserves and resources are used in the units of production calculation for depreciation, depletion and amortization and the impairment analysis which affect net profit.  There are numerous uncertainties inherent in estimating oil and gas reserves.  Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data.  Changes in these judgments could have a material impact on the estimated reserves.  These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

III.      Depreciation and depletion

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes before royalties in relation to total estimated proved and probable reserves as determined annually by independent engineers and internal reserve evaluations on a quarterly basis determined in accordance with National Instrument 51-101.  Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proved and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced.  The costs of acquiring and evaluating unproved properties are excluded from depletion calculations.

IV.       Recoverability of asset carrying values

The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values.

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets.  By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

V.            Decommissioning obligations

Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation.  Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

VI.       Share-based compensation

The fair value of stock options granted is measured using a Black Scholes model.  Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends and the risk-free rate.  The Company estimates volatility based on historical share price excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility.  The expected life of the options is based on historical experience and general option holder behavior.  Dividends were not taken into consideration as the Company does not expect to pay dividends.  Management also makes an estimate of the number of options that will be forfeited and the rate is adjusted to reflect the actual number of options that actually vest.

VII.  Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates.  Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time.  These differences could materially impact earnings.

5.              NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The following pronouncements from the IASB are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 10 - “Consolidated Financial Statements” (“IFRS 10”), which requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard replaces SIC-12 — “Consolidation—Special Purpose Entities” and parts of IAS 27 — “Consolidated and Separate Financial Statements.”

IFRS 11 — “Joint Arrangements” (“IFRS 11”), requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation, each having its own accounting model.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. The standard provides for a more substance based reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.  IFRS 11 replaces IAS 31 — “Interests in Joint Ventures” and SIC-13 — “Jointly Controlled Entities—Non-monetary Contributions by Venturers” and establishes principles for accounting for all joint arrangements.

IFRS 12 — “Disclosure of Interests in Other Entities” (“IFRS 12”), establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Amendments have been made to existing standards, including IAS 27 — “Separate Financial Statements” (“IAS 27”) and IAS 28 — “Investments in Associates and Joint Ventures” (“IAS 28”).  IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 12.

The above standards are effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, providing the five standards are adopted concurrently. We are currently evaluating the impact of adopting these standards on our Consolidated Financial Statements.

IFRS 13 — “Fair Value Measurement” (“IFRS 13”), is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRSs. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. We are currently evaluating the impact of adopting IFRS 13 on our Consolidated Financial Statements.

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  This standard is effective for annual periods beginning on or after January 1, 2013 with different transitional arrangements depending on the date of initial application. We are currently evaluating the impact of adopting IFRS 9 on our Consolidated Financial Statements.

In June 2011, the IASB issued an amendment to IAS 1 - “Presentation of Financial Statements” (“IAS 1”) requiring companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.  This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application.  Early adoption is permitted. Bellatrix has yet to assess the full impact of adopting this amendment on its consolidated financial statements.

6.              EXPLORATION AND EVALUATION ASSETS

($000s)
Deemed cost (note 23)
Balance, January 1, 2010	$20,542
Additions	481
Transfer to oil and natural gas properties	(1,809)
Disposals (1)	(679)
Balance, December 31, 2010	18,535
Additions	16,839
Transfer to oil and natural gas properties	(1,817)
Disposals (1)	(468)
Balance, December 31, 2011	$33,089

(1) Disposals include swaps.

7.              PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Office furniture and equipment	Total
Cost (note 23)
Balance, January 1, 2010, deemed cost	$388,276	$1,748	$390,024
Additions	112,145	488	112,633
Transfer from exploration and evaluation assets	1,809	—	1,809
Disposals (1)	(17,630)	—	(17,630)
Balance, December 31, 2010	484,600	2,236	486,836
Additions	173,595	267	173,862
Transfer from exploration and evaluation assets	1,817	—	1,817
Disposals (1)	(2,697)	—	(2,697)
Balance, December 31, 2011	$657,315	$2,503	$659,818

Accumulated Depletion, Depreciation and Impairment losses
Balance, January 1, 2010 (note 23) (2)	$43,193	$602	$43,795
Charge for time period	47,650	251	47,901
Impairment loss	6,489	121	6,610
Impairment reversal	(9,648)	(200)	(9,848)
Disposals (1)	(1,202)	—	(1,202)
Balance, December 31, 2010	$86,482	$774	$87,256
Charge for time period	63,085	299	63,384
Impairment loss	28,039	194	28,233
Impairment reversal	(2,664)	—	(2,664)
Disposals (1)	(692)	—	(692)
Balance, December 31, 2011	$174,250	$1,267	$175,517

(1) Disposals include swaps.

(2) Transitional impairment to property, plant and equipment on January 1 2010.

Carrying amounts
At January 1, 2010	$345,083	$1,146	$346,229
At December 31, 2010	$398,118	$1,462	$399,580
December 31, 2011	$483,065	$1,236	$484,301

Bellatrix has included $376.8 million (2010: $288.8 million) for future development costs and excluded $35.1 million (2010: $32.6 million) for estimated salvage from the depletion calculation during the three months ended December 31, 2011.

For the year ended December 31, 2011, the Company capitalized $3.6 million (2010: $2.0 million) of general and administrative expenses and $1.4 million (2010: $0.8 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking charge and security interest.  The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

Impairment

Bellatrix assesses the recoverability of the carrying values of its oil and natural gas properties on a Cash-Generating Unit (“CGU”) basis. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual areas.

In accordance with IFRS, the recoverability of a CGU’s carrying value is determined by calculating and using the greater of its Value in Use (“VIU”) or Fair Value Less Costs to Sell (“FVLCS”).  VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the assets in the CGU.  FVLCS is determined to be the amount for which the assets in the CGU could be sold in an arm’s length transaction.  FVLCS is calculated for each CGU based on independently available data on recent industry acquisition transactions (“transaction metrics”) applicable to the CGU based on similarities in assets involved in the transactions.  These transaction metrics are determined as a dollar-value per boe for proved plus probable reserves. The per-boe value for each CGU is applied to the estimated boe proved plus probable reserves remaining in that CGU as determined at least annually by independent reserve engineers.  The recoverable amount is compared to the carrying value of that CGU in order to determine if impairment exists. Impairment is recognized as an expense included in the Company’s consolidated statement of comprehensive income in the period in which it occurs.

A $1.00/boe decrease to transaction metrics used in 2011 year-end impairment calculations would result in a an increase in impairment expense of $3.2 million. Identical decreases would result from a $1.00/boe increase to transaction metrics used.

2011 Impairment

Bellatrix engaged an external reserve evaluator to prepare an updated company reserve report effective December 31, 2011, and previously at June 30, 2011.  Overall corporate proved and probable reserve volumes increased significantly at December 31, 2011 and June 30, 2011 compared to the previous reserve evaluation report effective December 31, 2010. However, the fair value of three gas-weighted CGUs declined due to a reduction in prices and volumes.

During the year ended December 31, 2011, Bellatrix performed an impairment test in accordance with IAS 36 resulting in an excess of the carrying value of three CGUs over their recoverable amount, resulting in a non-cash $25.6 million impairment loss.

IAS 36 requires impairment losses to be reversed when there has been a subsequent increase in the recoverable amount.  In the case of an impairment loss reversal, the carrying amount of the asset or CGU is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.  In 2011, a partial reversal of impairment was recognized relating to a previous impairment for the Company`s South East Alberta CGU.  As a result of the reversal, impairment expense for the 2011 year was reduced by $2.7 million.

2010 Impairment

As discussed in note 23, for the year ended December 31, 2010, the Company recognized a net impairment reversal of $3.2 million.  The impairment reversal was a result of a higher fair value less costs to sell for the Company’s North East cash generating unit (“CGU”) at the end of the 2010 fiscal period.

8.              DEFERRED LIABILITY

On August 12, 2010, Bellatrix issued 4,710,000 common shares on a flow-through basis (“Flow-Through Shares”) at $4.25 each.  As a result of the Flow-Through Shares, the Company was committed to incur $20.0 million of Canadian Eligible Expenses (“CEE”) on or before December 31, 2011.

Bellatrix recognized a deferred liability based on the premium received on the Flow-Through Shares compared to the Company’s closing share price on the date of the issuance. For the year ended December 31, 2011, the Company satisfied its $20.0 million commitment, and as a result, the deferred liability has been eliminated.

9.              LONG-TERM DEBT

($000s)	2011	2010
Operating facility	$5,701	$6,172
Revolving term facility	51,000	35,000
Balance, end of year	$56,701	$41,172

The Company’s credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $155 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.  Amounts borrowed under the credit facility will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company’s debt to cash flow ratio.  The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio.

The revolving period for the revolving term credit facility will end on June 26, 2012, unless extended for a further 364 - day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 26, 2012.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on May 31, 2012.

Payment will not be required under the revolving term facility for more than 365 days from December 31, 2011 and as there is sufficient availability under the revolving term credit facility to cover the operating facility, the entire amounts owing on the credit facilities have been classified as long-term.

Pursuant to Bellatrix’s credit facilities, the Company is permitted to pay the semi-annual interest payments on the debentures, and payments by the Company to debenture holders in relation to the redemption of debentures and in relation to debenture normal course issuer bids approved by the Toronto Stock Exchange, provided that the aggregate of all such normal course issuer bids and redemptions do not exceed $10.0 million in any fiscal year.

As at December 31, 2011, approximately $113.3 million was not drawn under the existing facilities and Bellatrix was fully compliant with all of its operating debt covenants.

10.       CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures:

Convertible debentures

($000s except number of debentures)	7.5%	4.75%	Total
Number of Debentures
Balance, December 31, 2009	84,884	—	84,884
Issued	—	55,000	55,000
Redeemed	(84,884)	—	(84,884)
Balance, December 31, 2010 and 2011	—	55,000	55,000
Debt Component
Balance, December 31, 2009	$81,684	$—	$81,684
Issued	—	48,841	48,841
Issue costs	—	(2,202)	(2,202)
Accretion	689	960	1,649
Redeemed	(82,373)	—	(82,373)
Balance, December 31, 2010	$—	$47,599	$47,599
Issued	—	—	—
Accretion	—	1,477	1,477
Redeemed	—	—	—
Balance, December 31, 2011	$—	$49,076	$49,076
Equity Component
Balance, December 31, 2009	$—	$—	$—
Issued	—	4,656	4,656
Issue costs	—	(278)	(278)
Redeemed	—	—	—
Balance, December 31, 2010 and 2011	$—	$4,378	$4,378

On April 20, 2010, Bellatrix issued $55 million of 4.75% convertible unsecured subordinated debentures (the “4.75%” Debentures) on a bought deal basis.  The 4.75% Debentures have a face value of $1,000 each, bear interest at the rate of 4.75% per annum payable semi-annually in arrears on the last day of April and October of each year commencing on October 31, 2010 and mature on April 30, 2015 (the “Maturity Date”). The 4.75% Debentures are convertible at the holder’s option and at any time prior to the close of business on the earlier of the close of business on the business day immediately preceding the Maturity Date and the date specified by the Corporation for redemption of the 4.75% Debentures into common shares of the Corporation at a conversion price of $5.60 per common share (the “Conversion Price”), subject to adjustment in certain events. The 4.75% Debentures are not redeemable by the Corporation before April 30, 2013. On and after April 13, 2013 and prior to April 30, 2014, the 4.75% Debentures are redeemable at the Corporation’s option, in whole or in part, at par plus accrued and unpaid interest if the weighted average trading price of the common shares for the specified period is not less than 125% of the Conversion Price.  On and after April 30, 2014, the 4.75% Debentures are redeemable at the Corporation’s option, in whole or in part, at any time at par plus accrued and unpaid interest.  The 4.75% Debentures are listed and posted for trading on the TSX under the symbol “BXE.DB.A”.

As the 4.75% Debentures are convertible into common shares, the liability and equity components are presented separately.  The initial carrying amount of the financial liability is determined by discounting the stream of future payments of interest and principal and has been determined to be $48.8 million.  A total of $2.2 million of issue costs has been allocated to the liability component of the debentures.  Using the residual method, the carrying amount of the conversion feature is the difference between the principal amount and the carrying value of the financial liability.  Within the Shareholder’s Equity section of the consolidated financial statements, $4.4 million has been recorded as the carrying amount of the conversion feature of the debentures, net of $0.3 million of issue costs and $1.5 million of deferred taxes.  The 4.75% Debentures, net of the equity component and issue costs, of $46.6 million, is accreted using the effective interest rate method over the term of the 4.75% Debentures such that the carrying amount of the financial liability will equal the principal balance at maturity.

On April 20, 2010, Bellatrix deposited with Computershare Trust Company of Canada, the trustee (the “Trustee”) for Bellatrix’s previously outstanding series of debentures, being the 7.5% convertible unsecured subordinated debentures due June 30, 2011 (the “7.5% Debentures”), sufficient funds to satisfy the principal amount and interest owing on the 7.5% Debentures and on May 3, 2010 the trustee provided notice to the registered holders of the 7.5% Debentures of its intention to redeem the 7.5% Debentures on July 2, 2010.  The 7.5% Debentures were redeemed for an amount of $1,025 for each $1,000 principal amount of the 7.5% Debentures plus accrued and unpaid interest, or a total of $88.0 million.  Proceeds from the issuance of the 4.75% Debentures have been used by Bellatrix to partially fund the redemption of the 7.5% Debentures and the balance of the redemption amount was funded through bank indebtedness.  Bellatrix recorded a $3.5 million loss and an increase of the deficit of $1.6 million in connection with the redemption of the 7.5% Debentures.

11.       FINANCE LEASE OBLIGATION

The Company entered into an agreement in December 2010 to raise $1.6 million for the construction of certain facilities. A similar agreement was entered into in December 2011, raising $3.7 million for the construction of other facilities.

The agreements resulted in the recognition of finance leases in both 2010 and 2011 for the use of the constructed facilities. The agreements will expire in year 2030 and 2031, respectively, or earlier if certain circumstances are met.  At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2011 totaled $5.3 million with accumulated depreciation of $0.43 million.

Multiple participants of the joint ventures were involved in both the 2010 and 2011 agreements. Although the majority of participants were fully external to the Company, some related parties were involved in each agreement. See note 19.

The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2012	$1,238
2013	1,185
2014	1,133
2015	1,078
2016	992
Thereafter	4,756
Total lease payments	10,382
Amount representing implicit interest at 15.28%	(5,265)
5,117
Current portion of finance lease obligation	(490)
Finance lease obligation	$4,627

12.       DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities.  The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities is approximately $51 million which will be incurred between 2013 and 2053.  A risk-free rate between 0.95% - 2.49% (2010: 1.67% - 2.99%) and an inflation rate of 2.4% (2010: 2.4%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2011.

($000s)	2011	2010
Balance, beginning of year (note 23)	$38,710	$39,001
Incurred on development activities	1,694	2,140
Revisions on estimates	4,703	1,182
Reversed on dispositions	(326)	(3,302)
Settled during the year	(569)	(1,373)
Accretion expense	879	1,062
Balance, end of year	$45,091	$38,710

13.       SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares.  All shares issued are fully paid and have no par value.  The common shareholders are entitled to dividends declared by the Board of Directors; Bellatrix does not anticipate paying dividends.

	2011		2010
		Amount		Amount
	Number	($000s)	Number	($000s)
Common shares, opening balance	97,446,026	$316,779	78,809,039	$257,629
Shares issued for cash, net of transaction costs and tax effect of $0.8 million (2010: $1 million)	9,822,000	52,734	18,350,000	62,358
Premium on flow-through shares classified as a deferred liability	—	—	—	(3,768)
Shares issued on exercise of options	139,215	381	286,987	434
Contributed surplus transferred on exercised options	—	154	—	126
Balance, end of year	107,407,241	$370,048	97,446,026	$316,779

On May 11, 2011, Bellatrix closed an equity issuance of 9.8 million common shares on a bought deal basis at a price of $5.60 per share for gross proceeds of $55.0 million (net proceeds of $51.9 million after transaction costs and before tax effect).

14.       SHARE-BASED COMPENSATION PLANS

a.              Share Option Plan

Bellatrix has a share option plan where the Company may grant share options to its directors, officers, employees and service providers.  Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant.  The maximum term of an option grant is five years.  Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix.  Share options, entitling the holder to purchase common shares of the Company, have been granted to directors, officers, employees and service providers of Bellatrix.  One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

During the year ended December 31, 2011, Bellatrix granted 2,554,000 (2010: 2,178,500) share options.  During the year ended December 31, 2011, the Company recorded share-based compensation of $3.5 million related to its outstanding share options, of which $1.4 million was capitalized to property, plant and equipment.  In addition, $0.8 million (note 14 b.) was expensed in relation to the Director’s Deferred Share Unit Plan introduced during 2011, resulting in total net share-based compensation of $2.9 million recognized as an expense for the 2011 year (2010: $1.6 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.  The weighted average fair market value of share options granted during the years ended December 31, 2011 and 2010, and the weighted average assumptions used in their determination are as noted below:

	2011	2010
Inputs:
Share price	5.21	3.65
Exercise price	5.21	3.65
Risk free interest rate (%)	1.83	2.40
Option life (years)	3.61	3.65
Option volatility (%)	65	75
Results:
Weighted average fair value of each share option granted	2.48	2.08

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% to 10% (2010: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average share trading price for the year ended December 31, 2011 was $5.01 (2010: $3.66).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2009	$2.01	4,213,733
Granted	$3.65	2,178,500
Exercised	$1.51	(286,987)
Forfeited and cancelled	$2.77	(281,869)
Balance, December 31, 2010	$2.69	5,823,377
Granted	$5.21	2,544,000
Exercised	$2.74	(139,215)
Forfeited and cancelled	$4.37	(242,842)
Balance, December 31, 2011	$3.44	7,985,320

As of December 31, 2011, a total of 10,739,129 share options were reserved, leaving an additional 2,753,809 available for future grants.

Share Options Outstanding, December 31, 2011

	Outstanding		Weighted	Exercisable
	At	Weighted Average	Average Remaining	At
Exercise Price	December, 2011	Exercise Price	Contractual Life	December 31, 2011	Exercise Price
$ 0.65 - $ 0.83	311,740	$0.70	2.3	197,205	$0.70
$ 0.84 - $ 1.50	866,290	$1.36	2.3	566,421	$1.37
$ 1.51 - $ 2.00	1,725,622	$1.88	2.3	1,233,412	$1.86
$ 2.01 - $ 3.94	2,297,168	$3.64	3.0	969,813	$3.35
$ 3.95 - $ 5.57	2,784,500	$5.20	3.9	407,499	$4.91
$ 0.65 - $ 5.57	7,985,320	$3.44	3.1	3,374,350	$2.51

Share Options Outstanding, December 31, 2010

	Outstanding		Weighted	Exercisable
	At	Weighted Average	Average Remaining	At
Exercise Price	Dec. 31, 2010	Exercise Price	Contractual Life	Dec. 31, 2010	Exercise Price
$ 0.65 - $ 0.83	339,575	$0.69	3.3	104,856	$0.69
$ 1.07 - $ 1.50	886,014	$1.36	3.3	280,635	$1.37
$ 1.64 - $ 2.00	1,735,120	$1.88	3.3	660,074	$1.85
$ 2.47 - $ 3.94	2,406,668	$3.64	3.9	365,334	$2.52
$ 3.98 - $ 5.57	456,000	$4.88	1.8	396,500	$4.96
$ 0.65 - $ 5.57	5,823,377	$2.69	3.5	1,807,399	$2.53

b.              Deferred Share Unit Plan

On May 11, 2011, the Directors of Bellatrix approved a Directors’ Deferred Share Unit Plan (“the Plan”) where the Company may grant to non-employee directors Deferred Share Units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU.  Participants of the Plan may also elect to receive their annual remuneration in the form of DSUs.  Subject to Toronto Stock Exchange and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of the DSUs.  The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix).  On a go forward basis, it is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants as has been the past practice.

During the year ended December 31, 2011, the Company granted 159,226 DSU’s which remain outstanding.  For the year ended December 31, 2011, Bellatrix recorded approximately $0.8 million of share based compensation expense and a corresponding liability related to the Company’s outstanding DSU’s.

15.       SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

($000s)	2011	2010
Changes in non-cash working capital items:
Accounts receivable	$(5,822)	$(18,778)
Deposits and prepaid expenses	993	321
Accounts payable and accrued liabilities	18,865	19,447
	$14,036	$990
Changes related to:
Operating activities	$4,524	$(2,347)
Financing activities	136	493
Investing activities	9,376	2,844
	$14,036	$990

16.       INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes.  Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes.  As at December 31, 2011, Bellatrix has approximately $514 million in tax pools available for deduction against future income.  Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate of 26.5% (2010: 28.05%) to loss before taxes.  This difference results from the following items:

($000s)	2011	2010
Expected income tax expense (recovery)	$(1,373)	$(1,452)
Share based compensation expense	576	463
Change in tax rates	(6)	560
Flow through shares	1,537	—
Other	34	238
Deferred tax expense (recovery)	$768	$(191)

The statutory tax rate decreased to 26.5% in 2011 from 28.05% in 2010 as a result of tax legislation enacted in 2007.

The components of the net deferred tax asset at December 31 are as follows:

($000s)	2011	2010
Deferred income tax liabilities:
Equity component of 4.75% Debentures	$(1,078)	$(1,354)
Property, plant and equipment andexploration and evaluation assets	(8,126)	—
Deferred income tax assets:
Finance lease obligation	1,279	399
Property, plant and equipment andexploration and evaluation assets	—	2,991
Commodity contract liability	2,658	989
Decommissioning liabilities	11,273	9,729
Share issue costs	1,174	752
Non-capital losses	2,500	79
Attributed Canadian Royalty Income	1,209	1,209
Other	216	26
Deferred income tax asset	$11,105	$14,820

The Company has recognized a net deferred tax asset based on the independently evaluated reserve report as cash flows are expected to be sufficient to realize the deferred tax asset.

$1.5 million of deferred taxes related to the 4.75% Debentures has been netted against the carrying amount of the conversion feature of the 4.75% Debentures included in Shareholder’s Equity in 2010 (note 10).

A continuity of the net deferred income tax asset (liability) for 2010 and 2011 is provided below:

Movement of temporary differences during the year

($000s)	Balance, Jan. 1, 2010	Recognized in profit or loss	Recognized in equity	Flow through shares	Balance, Dec. 31, 2010
Property, plant and equipment and exploration and evaluation assets	$945	$2,046	$—	$—	$2,991
Decommissioning liabilities	10,084	(355)	—	—	9,729
Commodity contract liability	(958)	1,947	—	—	989
Share issue costs	59	693	1,039	—	752
Non-capital losses	3,727	(3,648)	—	—	79
Equity component of 4.75% debentures	(490)	(891)	(1,012)	—	(1,354)
Finance lease obligation	—	399	—	—	399
Attributed Canadian Royalty Income	1,209	—	—	—	1,209
Other	26	—	—	—	26
	$14,602	$191	$27	$—	$14,820

Movement of temporary differences during the year

($000s)	Balance, Jan. 1, 2011	Recognized in profit or loss	Recognized in equity	Flow through shares	Balance, Dec. 31, 2011
Property, plant and equipment and exploration and evaluation assets	$2,991	$(7,349)	$—	$(3,768)	$(8,126)
Decommissioning liabilities	9,729	1,544	—	—	11,273
Commodity contract liability	989	1,669	—	—	2,658
Share issue costs	752	(399)	821	—	1,174
Non-capital losses	79	2,421	—	—	2,500
Equity component of 4.75% debentures	(1,354)	276	—	—	(1,078)
Finance lease obligation	399	880	—	—	1,279
Attributed Canadian Royalty Income	1,209	—	—	—	1,209
Other	26	190	—	—	216
	$14,820	$(768)	$821	$(3,768)	$11,105

17.       FINANCE INCOME AND EXPENSES

($000s)	2011	2010
Finance expense
Interest on long-term debt	2,952	2,391
Interest on convertible debentures	2,612	3,363
Accretion on convertible debentures	1,477	1,649
Accretion on decommissioning liabilities	879	1,062
Finance expense	$7,920	$8,465

18.       CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME PRESENTATION

A mixed presentation of nature and function was used for the Company`s presentation of operating expenses in the consolidated statement of comprehensive income for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and dispositions are presented by their nature. Such presentation is in accordance with industry practice.

Total employee compensation costs included in total production and general administrative expenses in the consolidated statements of comprehensive income are detailed in the following table:

($000s)	2011	2010
Production	818	717
General and administrative (1)	6,497	5,006
Employee compensation	$7,315	$5,723

(1) Amount shown is net of capitalization

19.       RELATED PARTY TRANSACTIONS

a.              Finance lease agreements

During 2010 and 2011, the Company entered into agreements to obtain financing in the amount of $1.6 million and $3.7 million, respectively, for the construction of certain facilities.

Members of the Company’s management team and entities affiliated with them provided financing of $600,000 in 2011 ($300,000 in 2010). The terms of the transactions with those related parties were the same as those with arms-length participants.

b.              Key Management Compensation

Key management includes senior officers and directors (executive and non-executive) of the Company.  The compensation paid or payable to key management for employee services is shown below:

($000s)	2011	2010
Salaries and other short-term employee benefits	$3,960	$2,220
Long-term incentive compensation	59	30
Share-based payments (1)	2,506	1,089
	$6,525	$3,339

(1) Share-based payments include share options and deferred share units.

20.       PER SHARE AMOUNTS

The calculation of basic earnings per share for the year ended December 31, 2011 was based on a loss of $5.9 million (2010 loss: $5.0 million).

	2011	2010
Basic common shares outstanding	107,407,241	97,446,026
Dilutive effect of:
Share options outstanding	7,985,320	5,823,377
Shares issuable for convertible debentures	9,821,429	9,821,429
Diluted common shares outstanding	125,213,990	113,090,832
Weighted average shares outstanding	103,857,689	93,286,554
Dilutive effect of share options and convertible debentures (1)	—	—
Diluted weighted average shares outstanding	103,857,689	93,286,554

(1) A total of 7,985,320 (2010: 5,823,377) share options, and 9,821,429 (2010: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation as they were not dilutive

21.      COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination.  The Company’s commitment for office space is as follows:

($000s) Year	Gross Amount	Recoveries	Net amount
2012	$2,219	$1,062	$1,157
2013	2,218	1,102	1,116
2014	1,469	753	716

As at December 31, 2011, Bellatrix committed to drill 4 gross (3.17 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $10.8 million.  In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year for 2011 to 2015 for a total estimated cost of approximately $52.5 million.  As at December 31, 2011, 12 wells remained to be drilled under this commitment for a total estimated cost of $42.0 million.  On August 4, 2011, Bellatrix entered in a joint venture agreement which includes a minimum commitment for the Company to drill between 5 to 10 gross and net wells per year for 2011 to 2016 for a total of 40 gross and net wells at an estimated cost of approximately $140.0 million, with the first five wells requiring completion by November of 2012. In respect of the February 1, 2011 joint venture agreement, the Company also committed to drilling 1 gross (1 net) test well at an estimated cost of $7.8 million.

22.       FINANCIAL RISK MANAGEMENT

a.              Overview

The Company has exposure to the following risks from its use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.              Credit risk

As at December 31, 2011, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	17,043	2,770	19,813
Amounts due from government agencies	733	1,106	1,839
Revenue and other accruals	21,201	727	21,928
Cash call receivables	—	65	65
Plant revenue allocation receivable	—	2,855	2,855
Less: Allowance for doubtful accounts	—	(1,178)	(1,178)
Total accounts receivable	38,977	6,345	45,322
Less:
Accounts payable due to same partners	(8,019)	(7)	(8,026)
Subsequent receipts to February 24, 2012	(26,880)	(236)	(27,116)
	4,078	6,102	10,180

Amounts due from government agencies include GST, royalties and other adjustments.  Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator.  The Company has commenced legal action for collection of these amounts.  Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

c.               Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to make reasonable efforts to sustain sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a revolving reserve-based credit facility, as outlined in note 9, which is reviewed at least annually by the lender. The Company attempts to match its payment cycle with the collection of petroleum and natural gas revenues on the 25th of each month. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of financial liabilities as at December 31, 2011:

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities (1)	$62,421	$—	$—	$—
Commodity contract liability	10,677	2,944	—	—
Bank debt — principal (2)	—	56,701	—	—
Convertible debentures — principal	—	—	55,000	—
Convertible debentures — interest (3)	2,620	2,613	3,471	—
Finance lease obligation	490	513	1,686	2,428
Total	$76,208	$62,771	$60,157	$2,428

(1)  As at December 31, 2011, $0.4 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.2 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)  Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed.

(3)  The 4.75% Debentures outstanding at December 31, 2011 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

Interest due on the bank credit facility is calculated based upon floating rates.

d.              Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s petroleum and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for petroleum and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollar. As at December 31, 2011, if the Canadian/US dollar exchange rate had decreased by US$0.01 with all other variables held constant, after tax net profit for the year ended December 31, 2011 would have been approximately $1.0 million lower/higher. An equal and opposite impact would have occurred to net profit had the Canadian/US dollar exchange rate increased by US$0.01.

The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2011.

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks.  All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at December 31, 2011, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CAD	$90.00 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.49 CAD	$90.49 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$96.40 CAD	$96.40 CDN	WTI
Crude oil call option	January 1, 2012 to Dec. 31, 2012	833 bbl/d	—	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CAD	$4.10 CDN	AECO

Subsequent to December 31, 2011, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CAD	$4.10 CDN	AECO
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.11 CAD	$4.11 CDN	AECO

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at December 31, 2011, if interest rates had been 1% lower with all other variables held constant, after tax net profit for the year ended December 31, 2011 would have been approximately $0.4 million higher, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

The Company had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2011.

e. Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business.  The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue convertible debentures, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow (the “ratio”).  This ratio is calculated as total net debt, defined as outstanding bank debt, plus the liability component of convertible debentures, plus or minus working capital (excluding commodity contract assets and liabilities and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four).  The total net debt to annualized funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors.  In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.  Bellatrix does not pay dividends.

On May 11, 2011, the Company closed an equity issuance on a bought deal basis to further the Company’s financial flexibility.

The Company’s long-term strategy is to target a total net debt to annualized funds flow ratio of less than 1.5 times.  As at December 31, 2011 the Company’s ratio of total net debt to annualized funds flow based on year-end results was 1.0 times.  The total net debt to annualized funds flow ratio as at December 31, 2011 decreased from that at December 31, 2010 of 1.4 times due a decrease in total net debt resulting from the timing of the Company’s 2011 capital expenditure program and higher annualized funds flow. The Company continues to take a balanced approach to the priority use of funds flows.  The 4.75% Debentures have a maturity date of April 30, 2015.  Upon maturity, the Company may settle the principal in cash or issuance of additional common shares.

Excluding the 4.75% Debentures, net debt to annualized funds flow based on year-end results was 0.6 times.

The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

	Year ended December 31,
($000s, except where noted)	2011	2010

Shareholders’ equity	348,405	297,692

Long-term debt	56,701	41,172
Convertible debentures (liability component)	49,076	47,599
Working capital (surplus) deficiency	13,473	(1,327)
Total net debt (1) at year end	119,250	87,444

Debt to funds flow from operations (1) ratio annualized (3)
Funds flow from operations (1) (annualized)	120,480	63,568
Total net debt to periods funds flow from operations ratio annualized (3)	1.0x	1.4x

Net debt (2) (excluding convertible debentures) at year end	70,174	39,845
Net debt to periods funds flow from operations ratio annualized (3)	0.6x	0.6x

Debt to funds flow from operations (1) ratio
Funds flow from operations (1) for the year	94,237	53,042
Total net debt (2) to funds flow from operations for the year	1.3x	1.6x

Net debt (2) (excluding convertible debentures) to funds flow from operations for the period	0.7x	0.8x

(1) Funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities, decommissioning costs incurred and changes in non-cash working capital incurred.

(2) Net debt and total net debt are considered non-GAAP terms.  The Company’s calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligations and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations.  Net

debt also excludes the liability component of convertible debentures.   Total net debt and net debt are non-GAAP measures; refer to the following reconciliation of total liabilities to total net debt and net debt.

(3) Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations annualized.

The Company’s credit facility is based on petroleum and natural gas reserves (see note 9).  The credit facility outlines limitations on percentages of forecasted production, from external reserve engineer data, which may be hedged through financial commodity price risk management contracts.

f. Fair value of financial instruments

The Company’s financial instruments as at December 31, 2011 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes.  The fair value of commodity contracts as at December 31, 2011 was a net liability of $10.6 million (2010: $3.7 million).  The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the convertible debentures of $59.7 million is based on exchange traded values.  The convertible debentures are classified as level 1 within the fair value hierarchy.

23.       TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under IFRS, replacing Canadian GAAP for years beginning on or after January 1, 2011.

The adoption date of January 1, 2011 required restatement for comparative purposes, of the Company’s opening balance sheet as at January 1, 2010 and for its year ended December 31, 2010.

The Company has prepared reconciliations of equity as at January 1, 2010 and December 31, 2010 and reconciliations of Total Comprehensive Income for the year ended December 31, 2010, using the accounting policies in note 3 and the following IFRS 1 -    “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) exemptions:

Key First-time Adoption Exemptions Applied and Comparative Period Adjustments

IFRS 1 is the standard that governs mandatory exceptions and optional exemptions that an entity may elect for its transition to IFRS in order to assist the entity with the transition process.  This standard is only applicable to the opening balance sheet of the entity on the transition date of January 1, 2010.  All adjustments made as a result of adoption of IFRS are offset against Bellatrix’s January 1, 2010 deficit.

a.              Business Combinations

An exemption under IFRS 1 provides the entity with relief on the restatement of business combinations prior to the transition date.  Under IFRS 3 — “Business Combinations,” the determination of the fair value of share consideration differs from the determination under Canadian accounting standards.  Any difference in the fair value calculation would have a resulting impact on the carrying amount of net assets acquired, non-controlling interest and any goodwill.  The Company has taken advantage of this election, allowing Bellatrix to be exempt from restating business combinations prior to the transition date to IFRS.

b.              Property, Plant and Equipment (“PP&E”)

The adopter has the option to elect fair value at the date of transition as the deemed cost for its PP&E or to use a revalued amount according to its Previous GAAP if the revaluation, at the date of revaluation, is comparable to fair value or depreciated cost in accordance with IFRS or to measure oil and gas assets at the date of transition to IFRS at the amount previously determined under Previous GAAP.

Bellatrix has elected to value its PP&E as previously determined by Previous GAAP.  The measurement upon transition to IFRS is as follows:

•                  exploration and evaluation assets were reclassified from the full cost pool to exploration and evaluation (“E&E”) assets at the amount that was recorded under Previous GAAP; and

•                  the remaining full cost pool was allocated to development and producing assets on a pro rata basis using reserve values for its proved plus probable company interest reserves.

This resulted in $20.5 million in exploration and evaluation assets and $390.1 million in property, plant and equipment as of January 1, 2010, prior to the impairment test (note 23 f).

c.               Share Based Payments

Differences in the accounting for the Company’s share option plan under Previous GAAP and IFRS exist.  IFRS 2 — “Share-based Payments,” requires the Company to estimate the number of options expected to vest when a grant of equity instruments do not vest immediately.  IFRS 2 does not allow the recognition of the expense on a straight-line basis and requires each installment to be treated as a separate arrangement.  Under Previous GAAP, the Company accounted for forfeitures as they occurred and recognized share-based compensation expense using the graded method, which is the method required under IFRS.  IFRS 1 provides an elective exemption, which the Company has elected, which allows Bellatrix to apply IFRS 2 to the unvested options outstanding on transition date.

An adjustment of $0.05 million has been made on transition date to contributed surplus, with an offsetting entry to the January 1, 2010 deficit, as a result of applying this exemption.

As a result of applying IFRS 2, a reduction of share-based compensation of $0.03 million has been made to the Statement of Comprehensive Income for the year ended December 31, 2010.

Due to differences in the accounting for share-based compensation under Previous GAAP and IFRS, adjustments are required in the amount of capitalized share-based compensation. For the year ended December 31, 2010, Bellatrix capitalized $0.3 million less under IFRS when compared to Previous GAAP.

d.              Decommissioning Liabilities

IAS 37 — “Provisions, Contingent Liabilities and Contingent Assets,” will govern how the Company accounts for its decommissioning liabilities (previously referred to as asset retirement obligations).  The discount rate used for the decommissioning liability will be a risk free rate as the estimated provision is adjusted to reflect risks specific to the liability. Under Previous GAAP, the Company used a credit-adjusted risk free rate.  Therefore, under IFRS, the decommissioning liabilities are higher due to lower discount rates used. Under Previous GAAP, a discount rate of 8% and an inflation rate of 2.4% were used, compared to a risk-free discount rate of 1.45% to 3.35% and an inflation rate of 2.4% used under IFRS to measure decommissioning liabilities as at January 1, 2010.

IFRS 1 provides an exemption that the Company has elected which allows Bellatrix to measure decommissioning liabilities as at the date of transition of January 1, 2010 to IFRS in accordance with IAS 37 and recognize directly in the Company’s deficit any difference between that amount and the carrying amount of those liabilities at the date of transition to IFRS determined under Previous GAAP.

As a result of applying this exemption, an increase of $13.3 million has been made to decommissioning liabilities and Bellatrix’s deficit on January 1, 2010.

As a result of re-measuring the decommissioning liabilities each reporting period, on a cumulative basis in 2010, PP&E and decommissioning liabilities decreased $0.2 million for the year ended December 31, 2010.  The decrease in discount rates used under IFRS versus Previous GAAP caused a decrease of $1.1 million in accretion expense for the year ended December 31, 2010.

e.               Depletion Policy

Previous GAAP provided specific guidelines on the depletion calculation for oil and natural gas properties.  Depletion was calculated based on proved reserves.  Under IFRS, the Company has a choice as to the reserve base to use for its depletion calculations.  Bellatrix has adopted a policy of depleting its oil and natural gas properties using its proved plus probable reserve base.  In addition, depletion calculations under Previous GAAP were done on a cost centre basis, for which under Previous GAAP, the Company only had one.  Under IFRS, the Company is required to calculate depletion based on individual components for which the company has identified to be at the area level.

The adoption of this policy was effective January 1, 2010.

As a result of using proved plus probable reserves for its depletion calculation, depreciation and depletion expense decreased by $24.8 million the year ended December 31, 2010.

f.                Impairment Test

IFRS requires an asset impairment test to be conducted on transition date and when indicators of impairment are present.  Under Previous GAAP, impairment of long-lived assets is assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows are prepared to quantify the amount of impairment.  The impairment test under previous GAAP is done at the cost centre level.  Under Previous GAAP, Bellatrix had one cost centre for impairment test purposes.

IFRS requires the impairment test to occur at the asset level or at the cash generating unit (“CGU”) level when long-lived assets exist that do not generate largely independent cash inflows.  The carrying amount of the asset or CGU is compared to its recoverable amount which is the higher of value in use or fair value less costs to sell.

Bellatrix performed an impairment test on transition to IFRS on January 1, 2010 based on fair value less costs to sell.  Fair value less costs to sell was based on merger and acquisition transactions on oil and gas properties similar to those owned by Bellatrix.  The Company experienced transitional write-downs on its non-core and certain heavy oil properties with an offsetting entry to Bellatrix’s January 1, 2010 deficit.

Based on the assessment, the carrying amount of the following CGU’s were impaired, with an offsetting entry to the January 1, 2010 deficit:

($000’s)
Cash Generating Unit	Product (1)	Transitional Impairment (2)
South East Alberta	100% Natural Gas	$5,366
North East Alberta	89% Natural Gas	10,895
Meekwap	75% Oil and NGL’s	4,093
Saskatchewan	100% Heavy Oil	23,441
Total		$43,795

(1)  Based on 2009 year end proved and probable reserves.

(2)  Includes impairment related to corporate assets assigned to each CGU on a pro-rata basis.

Due to the continued weakening of natural gas prices, Bellatrix performed impairment tests on its oil and gas properties for all of the quarterly reporting periods in 2010.  The following impairments and impairment reversals were recorded in 2010:

($000’s)
Cash Generating Unit	Product (1)	Impairment (Reversal) (2)
Meekwap	75% Oil and NGL’s	$336
Meekwap	70% Oil and NGL’s	1,286
South East Alberta	100% Natural Gas	4,988
North East Alberta	81% Natural Gas	(9,848)
Total reversal		$(3,238)

(1)  Based on applicable year end proved and probable reserves.

(2)  Includes impairment (reversal) related to corporate assets assigned to each CGU on a pro-rata basis.

Natural gas properties were further impaired in 2010, as well as another non-core oil property.  Bellatrix experienced an impairment reversal in 2010 in its North East AB CGU as recent transactions in the CGU have increased the fair value of the properties written down on transition.  In the case of an impairment reversal, the carrying amount of the asset or CGU is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

g.     Asset Divestitures

Under Previous GAAP, proceeds of a divestiture are deducted from the country cost centre pool without recognition of a gain or loss unless such a deduction resulted in a change to the depletion rate of 20% or greater.  Under IFRS, proceeds of a divestiture are deducted from the carrying value of the asset and a gain or loss is recognized in earnings.

As a result of divestitures during 2010, including property swaps, the Company recognized a net gain on dispositions of $1.4 million for the year ended December 31, 2010.

h.              Flow-through Shares

Under Previous GAAP, the accounting treatment of flow-through shares was addressed by EIC 146 — “Flow-Through Shares”.  Under Previous GAAP, the proceeds received for the flow-through shares are credited to shareholders’ capital and the deferred tax liability is recognized when the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures.

Under IFRS, Bellatrix set up a liability for the difference between the proceeds received and the market price of the shares on the date of the transaction (the “premium”).  As the expenditures are made, Bellatrix will record the related tax liability associated with the renouncement of the tax benefits and remove the deferred liability originally set up.  The difference between the deferred tax liability and the original liability set up will go through profit or loss.

As a result of the issuance of Flow-Through Shares in 2010, the Company set up a deferred liability of $3.7 million with an offsetting adjustment to share capital.  This qualifying CEE was fully spent in 2011.

i.                 Convertible Debentures

Convertible debentures have both a debt and equity component under IFRS and Previous GAAP.  As a consequence of the Company having status as an income trust in 2009, and no IFRS 1 exemption related to the conversion feature of convertible debentures for trust units, the Company has treated the 7.5% debentures as a financial derivative instrument (the “instrument”).  As a result, the fair value of the derivative instrument was determined to be nil.  The offsetting entry was made to share capital as a result of the Company’s deficit elimination effective November 1, 2009.  In addition, this IFRS difference has caused a $1.6 million increase to the Company’s deficit as a result of the 7.5% Debenture redemption in the second quarter of 2010, as opposed to the $2.9 million reduction in the deficit under Previous GAAP.

Also, the allocation of deferred tax on the convertible debentures differs under Previous GAAP and IFRS.  Under Previous GAAP, the tax basis of the liability is considered to be the same as its carrying amount; therefore, no temporary difference exists.  IFRS does not contain this special exemption and requires the temporary difference to be recognized.  The deferred tax adjustment is charged directly to the carrying amount of the equity component of the convertible debentures.

Bellatrix recorded a deferred tax adjustment of $0.5 million related to its 7.5% Debentures on transition to IFRS with an offsetting entry to the January 1, 2010 deficit.

Upon the issuance of its 4.75% Debentures in the second quarter of 2010, the Company recognized an adjustment of $1.5 million to the equity component of its 4.75% Debentures with an offsetting entry to the deferred tax asset.

j.                 Income Taxes

IFRS does not use the terminology of future income taxes; IFRS refers to deferred income taxes.

Under IFRS, all tax assets and liabilities must be classified as non-current.  All of the recognized IFRS conversion adjustments as discussed in this transition note have related effects on deferred taxes.  The tax impact of the above changes increased (decreased) the deferred tax asset as follows:

($000’s)	January 1, 2010	For the year ended December 31, 2010	As at December 31, 2010
Impairment (reversal) of assets	$11,251	$(908)	$10,343
Depletion and depreciation	—	(7,033)	(7,033)
Convertible debentures	(491)	(864)	(1,355)
Decommissioning liabilities	3,434	(308)	3,126
Gain on property dispositions	—	399	399
Increase in deferred tax asset	$14,194	$(8,714)	$5,480

k.              Presentation

Certain presentation and classification differs under IFRS in comparison with the Company’s Previous GAAP as follows:

•                  Interest and finance charges - the net finance income or expense is presented separately from operating expenses.  These charges also include the unwinding of the discount rate on decommissioning liabilities that were presented as part of depletion, depreciation and accretion under Previous GAAP.

•                  Deferred income taxes - all tax assets and liabilities are classified as non-current.  The amount of income taxes paid during a period must be disclosed on the face of the statements of cash flows instead of within the notes to the financial statements.

•                  Loans and borrowings - the cash inflow and outflow associated with loans and borrowings have been disclosed separately on the statements of cash flows.  Previously, the Company netted these amounts.

•                  No material changes have occurred in the Consolidated Statements of Cash Flows as a result of the adoption of IFRS.

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF EQUITY

As at January 1, 2010 (Date of Transition to IFRS)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS

ASSETS
Current assets
Accounts receivable	$20,722	$—	$20,722
Deposits and prepaid expenses	4,940	—	4,940
Commodity contract asset	3,374	—	3,374
	29,036	—	29,036
Exploration and evaluation assets	—	20,542	20,542
Property, plant and equipment	410,566		346,229
Transfer to exploration and evaluation assets (note b)		(20,542)
Transitional impairment to property, plant and equipment (note f)		(43,795)
Deferred taxes	1,368		14,602
Re-class from current liabilities (note k)		(960)
Due to transitional adjustments (note j)		14,194
Total assets	$440,970	$(30,561)	$410,409

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$23,345	$—	$23,345
Deferred taxes (note k)	960	(960)	—
	24,305	(960)	23,345

Long-term debt	27,902	—	27,902
Convertible debentures	81,684	—	81,684
Decommissioning liabilities (note d)	25,728	13,273	39,001
Total liabilities	159,619	12,313	171,932

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note i)	252,592	5,037	257,629
Equity component of convertible debentures (note i)	5,037	(5,037)	—
Contributed surplus (note c)	28,232	(46)	28,186
Deficit	(4,510)	(42,828)	(47,338)
Total shareholders’ equity	281,351	(42,874)	238,477
Total liabilities and shareholders’ equity	$440,970	$(30,561)	$410,409

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF EQUITY

As at December 31, 2010

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS

ASSETS
Current assets
Accounts receivable	$39,500	$—	$39,500
Deposits and prepaid expenses	4,619	—	4,619
Deferred taxes (note g)	989	(989)	—
	45,108	(989)	44,119
Exploration and evaluation assets	—	18,535	18,535
Property, plant and equipment	433,697		399,580
Transfer to exploration and evaluation assets (note b)		(18,535)
Transitional impairment to property, plant and equipment (note f)		(43,795)
2010 adjustments (notes c, d, e, g)		28,213
Deferred taxes (note g)	8,351		14,820
Re-class from current assets (note k)		989
Due to transitional adjustments (note j)		14,194
2010 adjustments		(8,714)
Total assets	$487,156	$(10,102)	477,054

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$42,792	$—	$42,792
Current portion of capital lease obligation	146	—	146
Commodity contract liability	3,732	—	3,732
	46,670	—	46,670

Deferred liability, Flow-through Shares (note h)	—	3,768	3,768
Long-term debt	41,172	—	41,172
Convertible debentures	47,599	—	47,599
Capital lease obligation	1,443	—	1,443
Decommissioning liabilities	27,483	—	38,710
Opening adjustment (note d)		13,273
2010 adjustments (note d)		(2,046)
Total liabilities	164,367	14,995	179,362

SHAREHOLDERS’ EQUITY
Shareholders’ capital	315,510		316,779
Opening adjustment (note i)		5,037
Flow-through shares (note h)		(3,768)
Equity component of convertible debentures	5,881		4,378
Opening adjustment (note i)		(5,037)
2010 adjustments (note i)		3,534
Contributed surplus (note c)	30,526		30,489
Opening adjustment (note c)		(46)
2010 adjustment (note c)		9
Deficit	(29,128)		(53,954)
Opening adjustment		(42,828)
Adjustment for repurchase of 7.5% Debentures (note i)		(4,546)
2010 adjustments to profit		22,548
Total shareholders’ equity	322,789	(25,097)	297,692
Total liabilities and shareholders’ equity	$487,156	$(10,102)	$477,054

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF TOTAL COMPREHENSIVE INCOME

For the year ended December 31, 2010

(Expressed in Canadian dollars)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS

REVENUES
Petroleum and natural gas sales	$117,673	$(1,997)	$115,676
Other income		1,997	1,997
Royalties	(22,914)	—	(22,914)
Total revenues	94,759	—	94,759
Gain on commodity contracts (note k)	8,282	—	8,282
	103,041	—	103,041

EXPENSES
Production	37,964	—	37,964
Transportation	3,723	—	3,723
General and administrative	9,414	—	9,414
Interest and financing charges (note k)	7,403	(7,403)	—
Share-based compensation (note c)	1,618	31	1,649
Depletion and depreciation and accretion	74,856		47,901
2010 depletion and depreciation adjustments (note e)		(24,801)
Re-class of unwinding of decommissioning liabilities (note k)		(2,154)
Provision for uncollectible accounts	250	—	250
Loss on redemption of 7.5% Debentures	3,514	—	3,514
Impairment loss (reversal) on property, plant and equipment (note i)	—	(3,238)	(3,238)
Net gain on dispositions (note g)	—	(1,425)	(1,425)
	138,742	(38,990)	99,752

NET INCOME (LOSS) BEFORE FINANCE AND TAXES	(35,701)	38,990	3,289

Finance expenses	—		8,465
Interest and financing charges (note k)		7,403
Unwinding of decommissioning liabilities (note d,k)		1,062
NET LOSS BEFORE TAXES	(35,701)	30,525	(5,176)

TAXES
Deferred tax expense (note j)	(8,168)	7,977	(191)
NET LOSS AND COMPREHENSIVE LOSS	(27,533)	22,548	(4,985)